July 8, 2005

Mr. Mike Moran
Accounting Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Form 10-K for the Fiscal Year Ended September 24, 2004
    Form 10-Q for the Quarter Ended December 31, 2004
    File No. 1-15589

Dear Mr. Moran:

We have received the staff's comment letter dated June 17, 2005 and our response to each of those comments is set forth below:

          FORM 10-K FOR THE YEAR ENDED SEPTEMBER 24, 2004

PART IV
ITEM 15-EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K, PAGE 18 (A)(3) EXHIBITS, PAGE 19

1. WE NOTE YOUR RESPONSE TO COMMENT 8 IN OUR LETTER DATED MARCH 25, 2005. PLEASE INDICATE IN THE EXHIBIT INDEX THOSE CONTRACTS THAT ARE MANAGEMENT CONTRACTS OR COMPENSATION PLANS OR ARRANGEMENTS AS REQUIRED BY PARAGRAPH (A)(3) OF ITEM 601 OF REGULATION S-K. THE ADDITIONAL EXHIBIT REFERRED TO IN YOUR RESPONSE IS NOT REQUIRED BY ITEM 601 OF REGULATION S-K.

Response: In applicable future filings, including the amended filings discussed in comment 2 to this letter, we will indicate in the exhibit index those contracts that are management contracts or compensation plans or arrangements. We advise the Staff that in the exhibit index for Form 10-K for the year ended September 24, 2004 that exhibits 10.4, 10.5, 10.6 and 10.7 were management contracts or compensation plans or arrangements.

                       2004 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-1
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-7
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-7
(D) CASH AND ACCOUNTS PAYABLE, PAGE F-8
NOTE 4.  STOCKHOLDERS' EQUITY, PAGE 20

2. WE NOTE YOUR RESPONSE TO COMMENTS 23 AND 27 IN OUR LETTER DATED MARCH 25, 2005. PLEASE FILE THE AMENDMENTS TO YOUR FORM 10-K AND FORM 10-Q TO CORRECT THE CLASSIFICATION ERRORS IN YOUR FINANCIAL STATEMENTS. WITH RESPECT TO THE AMENDMENTS, PLEASE:

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    - DISCLOSE IN A FOOTNOTE YOUR PRIOR CLASSIFICATIONS AND YOUR
      REVISED CLASSIFICATIONS AND THE AS REPORTED AND AS RESTATED
      AMOUNTS SO THAT READERS WILL UNDERSTAND THE IMPACT OF THE
      CORRECTIONS ON YOUR FINANCIAL STATEMENTS; AND

    - INCLUDE A DISCUSSION OF THE RESTATEMENTS IN ITEM 8A AND
      CURRENTLY DATED AND SIGNED CERTIFICATIONS REQUIRED BY ITEM
      601(B)(31) AND (32) OF REGULATION S-K.

Response: We advise the Staff that we intend to file the amendments to Form 10-K and Form 10-Q to correct the classification errors in our financial statements as soon as practicable after the comment letter process has concluded. In the amendments we intend to disclose in a footnote our prior classifications and our revised classifications and the as reported and as restated amounts so that readers will understand the impact of the corrections on our financial statements. In addition, we will include a discussion of the restatements in
Item 9A of the amended Form 10-K and in Part I, Item 4 of the amended Form 10-Q. We will also include currently dated and signed certifications required by Item 601(b)(31) and (32) of Regulation S-K.

NOTE 13.  OTHER INCOME, PAGE F-28

3. WE NOTE YOUR RESPONSE TO COMMENT 32 IN OUR LETTER DATED MARCH 25, 2005. A GAIN OR LOSS ON SALE OF LONG-LIVED ASSETS THAT IS NOT A COMPONENT OF AN ENTITY SHOULD BE INCLUDED IN INCOME FROM OPERATIONS. SEE PARAGRAPH 45 OF FAS 144. PLEASE REVISE TO RECLASSIFY THE IMPAIRMENT LOSS INCLUDED IN OTHER INCOME, NET TO
(LOSS) INCOME FROM OPERATIONS.

Response: In all applicable future filings, including the amended filings discussed in comment 2 in this letter, we will reclassify the impairment loss included in other income, net to (loss) income from operations.

FORM 10-Q FOR THE QUARTER ENDED DECEMBER 31, 2004
ITEM 4. CONTROLS AND PROCEDURES, PAGE 29

4. WE NOTE YOUR RESPONSE TO COMMENT 35 IN OUR LETTER DATED MARCH 25, 2005. IT APPEARS THE PROPOSED REVISION RELATED TO THE CONCLUSIONS OF YOUR PRINCIPAL EXECUTIVE AND PRINCIPAL FINANCIAL OFFICERS REGARDING THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES IS QUALIFIED. PLEASE DO NOT INCLUDE A QUALIFICATION SUCH AS "AND SUBJECT TO THE FOREGOING" IN THE

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DISCLOSURE REQUIRED BY ITEM 307 OF REGULATION S-K.  PLEASE AMEND
YOUR FILING TO DELETE THE QUALIFICATION.

Response: In all applicable future filings, including the amended filings discussed in comment 2 in this letter, we will remove the "and subject to the foregoing" language related to the conclusions of our principal executive and principal financial officers regarding the effectiveness of our disclosure controls and procedures.

Should you have any additional questions regarding these matters please feel free to contact me.

Sincerely,



/s/ Michael D. James
------------------------
Michael D. James
Vice President and
Chief Financial Officer

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